UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Information Services Group, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
45675Y104
(CUSIP Number)
January 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45675Y104

1	NAMES OF REPORTING PERSONS TCS Capital Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	45675Y104

1	NAMES OF REPORTING PERSONS TCS Global Equity Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		2,151,023

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,151,023

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,151,023

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	45675Y104

1	NAMES OF REPORTING PERSONS TCS Capital GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,151,023

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,151,023

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,151,023

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	45675Y104

1	NAMES OF REPORTING PERSONS TCS Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,151,023

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,151,023

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,151,023

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	45675Y104

1	NAMES OF REPORTING PERSONS Eric Semler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,151,023

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,151,023

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,151,023

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13G
This Schedule 13G (this “Schedule 13G”) is being filed on behalf of TCS Capital Investments, L.P., a Cayman Islands exempted limited partnership (“TCS Offshore”), TCS Global Equity Master Fund, L.P., a Cayman Islands exempted limited partnership (“TCS Global”), TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”), TCS Capital Management, LLC, a Delaware limited liability company (“TCS Management”), and Eric Semler (together with TCS Offshore, TCS Global, TCS GP and TCS Management, the “Reporting Persons”). This Schedule 13G relates to common stock, par value $0.001 per share (the “Common Stock”) of Information Services Group, Inc., a Delaware corporation (the “Issuer”).
This Schedule 13G serves as an amendment to the Schedule 13G filed on February 9, 2007, as amended by Amendment No. 1 Schedule 13G filed on May 5, 2007, as amended by Amendment No. 2 Schedule 13G filed on May 15, 2007, as amended by Amendment No. 3 Schedule 13G filed on December 7, 2007, as amended by Amendment No. 4 Schedule 13G filed on February 14, 2008, as amended by Schedule 13D filed on June 9, 2008, as amended by Amendment No. 1 Schedule 13D filed on September 3, 2010, as amended by Amendment No. 2 Schedule 13D filed on January 10, 2011.
As previously reported in Amendment No. 2 Schedule 13D filed on January 10, 2011, the Reporting Persons held warrants to purchase the Issuer’s Common Stock. The warrants expired on January 31, 2011. Accordingly, as of the close of business on January 31, 2011, the Reporting Persons no longer beneficially own and no longer may be deemed to beneficially own (as the case may be), any shares of the Issuer’s Common Stock related to such warrants.
On February 1, 2011, TCS Offshore made an in-kind distribution of the Common Stock to TCS GP. TCS GP then made an in-kind recontribution of the Common Stock to TCS Global.

Item 1(a)	Name of Issuer.

Information Services Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

Two Stamford Plaza 281 Tresser Boulevard Stamford, CT, 06901

Item 2(a)	Name of Person Filing.
(1)	TCS Capital Investments, L.P.

(2)	TCS Global Equity Master Fund, L.P.

(3)	TCS Capital GP, LLC

(4)	TCS Capital Management, LLC

(5)	Eric Semler

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Filers: 888 Seventh Avenue, Suite 1504 New York, NY 10019

Item 2(c)	Citizenship or Place of Organization.
(1)	TCS Capital Investments, L.P. is a Cayman Islands exempted limited partnership.

(2)	TCS Global Equity Master Fund, L.P. is a Cayman Islands exempted limited partnership.

(3)	TCS Capital GP, LLC is a Delaware limited liability company.

(4)	TCS Capital Management, LLC is a Delaware limited liability company.

(5)	Eric Semler is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common stock, par value $0.001 per share.

Item 2(e)	CUSIP Number.

45675Y104

Item 3	Reporting Person

Inapplicable

Item 4	Ownership.
(a)	TCS Global, TCS GP, TCS Management and Eric Semler may be deemed the beneficial owners of 2,151,023 shares of Common Stock.

(b)
TCS Global, TCS GP, TCS Management and Eric Semler may be deemed the beneficial owners of 6.7% of the outstanding shares of Common Stock. This percentage was determined by dividing 2,151,023 by 32,105,708, which is the number of shares of Common Stock outstanding as of October 29, 2010, according to the Issuer’s Form 10Q filed on November 9, 2010 with the Securities and Exchange Commission.

(c)	TCS Global, TCS GP, TCS Management and Eric Semler have the shared power to vote and dispose of the 2,151,023 shares of Common Stock beneficially owned.

Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X]. Note: Only TCS Offshore is no longer the beneficial owner of more than 5 percent of the Common Stock.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Company.

Inapplicable

Item 8	Identification and Classification of Members of the Group.

Inapplicable

Item 9	Notice of Dissolution of Group.

Inapplicable

Item 10	Certification.

By signing below, each Reporting Person certifies that, to the best of such Reporting Persons’ knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 99-1

Joint Filing Agreement, dated February 11, 2011, among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

TCS CAPITAL INVESTMENTS, L.P.

By: TCS Capital GP, LLC, general partner

By:	/s/ Eric Semler

Name:	Eric Semler
Title:	Managing Member

TCS GLOBAL EQUITY MASTER FUND, L.P.

By: TCS Capital GP, LLC, general partner

By:	/s/ Eric Semler

Name:	Eric Semler
Title:	Managing Member

TCS CAPITAL GP, LLC

By:	/s/ Eric Semler

Name: Title:	Eric Semler Managing Member

TCS CAPITAL MANAGEMENT, LLC

By:	/s/ Eric Semler

Name:	Eric Semler
Title:	Managing Member

ERIC SEMLER

By:	/s/ Eric Semler